<u>Mail Stop 4561</u>

August 15, 2006

Mr. Senshan Yang
Chief Executive Officer
China Medicine Corporation
51 Everett Drive; Suite A-20; West Windsor Professional Center
Princeton Junction, NJ 08550

Re: China Medicine Corporation
Amendment No. 2 to Form SB-2
Filed on August 8, 2006
File No. 333-133283

Dear Mr. Yang:

<u>Liquidity and Capital Resources, page 37</u>

1.   We note on page 29 that you have entered into entered into an agreement with Guangzhou Ji'nan Science & Technology Industrial Group and Dongsheng Yao to jointly form to form a new company. We note that the agreement provides that you are to invest a total of approximately $2.2 million, of which $625,000 has been paid and the balance is due within two years. Please revise this section to disclose how you intend to fund the remaining $1,575,000. Please also disclose your current cash balance.

<u>Financial Statements and Notes</u>

<u>General</u>

2.   Please update your financial statements in accordance to Rule 310(g) of Regulation S-B.

Mr. Senshan Yang
China Medicine Corporation
August 15, 2006
Page 2

Unaudited Financial Statements for the Periods Ended March 31, 2006 and 2005

Note 15 – Stockholders' Equity, page F-38 – F-39

3.   You estimated the fair market value of your warrants to be zero on the date of issuance
        and as of March 31, 2006.   Tell us and disclose the method and significant assumptions
        used to estimate the fair value of your warrants.

4.   We have read your response to comment 12 and note that you still have not recorded
        value for the conversion feature because you determined it did not qualify as a beneficial
        conversion feature.   Determination of whether a beneficial conversion feature exists does
        not preclude you from analyzing your conversion feature under EITF 00-19.   As such,
        we reissue our previous comment.   You should evaluate your conversion feature to
        determine whether you need to bifurcate the conversion feature from the preferred stock
        and account for it at fair market value under SFAS 133.   If you qualify for the scope
        exception under paragraph 11(a) of SFAS 133, you would then consider guidance under
        APB 14. Please advise us and revise your filing as appropriate to reflect your
        consideration of EITF 00-19.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of
1934 as they relate to the proposed public offering of the securities specified in the above
registration statement. We will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for further
review before submitting a request for acceleration. Please provide this request at least two
business days in advance of the requested effective date.

You may contact Wilson Lee, Accountant, at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael E. McTiernan
Special Counsel

cc: Asher Levitsky